UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
February, 2015
Commission File Number: 001-36532
Sphere 3D Corporation

240 Matheson Blvd. East
Mississauga, Ontario, Canada, L4Z 1X1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. ☐ Form 20-F ☒ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXPLANATORY NOTE
Sphere 3D Corporation is submitting the Form 51-102F4 Business Acquisition Report regarding the transaction between Sphere 3D and Overland Storage, Inc. which was filed on SEDAR on February 13, 2015.
SUBMITTED HEREWITH
Exhibits:

99.1	Form 51-102F4 Business Acquisition Report

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sphere 3D Corporation
(Registrant)

Date: February 13, 2015	By:	/s/ Kurt Kalbfleisch
Kurt Kalbfleisch
Senior Vice President and Chief Financial Officer